DEXIA

RECEIVED

2007 OCT -4 A 8:23

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
**U.S.A.**

07027090

SUPPL

September 21st, 2007

***Attention*: Special Counsel/Office of International Corporate Finance**

| DEXIA<br>Information Pursuant to Rule 12g3-2(b)<br>File No. 82-4606 |
| --- |

Dear Sir or Madam

We send you enclosed the English version of the press release of September 21st, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

*Olivier Van Herstraeten*
*Secretary General*
*Dexia S.A.*

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

dw10/4

Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tel. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

**PRESS RELEASE**

Dexia S.A. – 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296



1 PAGE

Brussels, Paris, 21 September 2007

# Dexia establishes two private banking units in Monaco and Montevideo

The Dexia group, through Dexia Banque Internationale à Luxembourg SA and its subsidiary Dexia Private Bank (Switzerland), has announced the opening of two offices in Monaco (Dexia Private Financial Services SAM) and Montevideo (Dexia Private Financial Services SA).

The two entities strengthen the international private banking network which is intended for a clientele of wealthy private investors looking for solutions in asset management, portfolio management and expertise in financial and wealth engineering.

At the Dexia group level, Dexia Private Banking serves as a centre of excellence and as an operational platform for the international deployment of private banking activities from Luxembourg and Switzerland. Private banking is one of the key activities of the Dexia group and especially of Dexia Banque Internationale à Luxembourg, which has been conducting it since its creation in 1856. It is one of the major areas of the Personal Financial Services business line. The presence of Dexia in asset management for private and institutional investors is recognised throughout the world. Private Banking assets stood at more than 48 billion euros as of mid 2007.

Dexia Private Banking has its headquarters in Luxembourg and today has offices in Switzerland, Belgium, Denmark, Spain, Jersey, and the Kingdom of Bahrain and has recently opened in Monaco and Uruguay.

**Dexia, a European banking group, world leader in public sector financing**

*The Dexia group was born in 1996 out of the merger of two players of the first rank in Europe in the field of local public authority financing: Crédit local de France and Crédit Communal de Belgique. With a market capitalisation of EUR 27.1 billion at 30 June 2007, Dexia is among the fifteen biggest financial institutions in the euro zone. Today it has about 33,000 employees and it is present in some thirty countries. Dexia enjoys one of the best credit ratings in the banking sector. Dexia's development strategy is based on the two pillars of the group: general banking in Europe and financial services to the local public sector world-wide.*


| | |
|---|---|
| Press Office - Brussels | +32 2 213 50 81 |
| Press Office - Paris | +33 1 58 58 86 75 |
| Investor Relations - Brussels | +32 2 213 57 46 / 49 |
| Investor Relations - Paris | +33 1 58 58 85 56 / 85 97 |


END